UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G/A

Under the Securities Exchange Act of 1934
(Amendment No. 7)*

Hector Communications Corporation

(Name of Issuer)

Common Stock, $.01 Par Value

(Title of Class of Securities)

422730 10 1

(CUSIP Number)

December 31, 2005

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 422730 10 1

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Curtis A. Sampson Not Applicable

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 372,548.124

	6.	Shared Voting Power 15,037

	7.	Sole Dispositive Power 372,548.124

	8.	Shared Dispositive Power 15,037

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 387,585.124

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☒

11.	Percent of Class Represented by Amount in Row (9) 9.6%

12.	Type of Reporting Person (See Instructions) IN

Item 1.
	(a)	Name of Issuer Hector Communications Corporation
	(b)	Address of Issuer’s Principal Executive Offices 211South Main Street Hector, Minnesota 55342

Item 2.
	(a)	Name of Person Filing Curtis A. Sampson
	(b)	Address of Principal Business Office or, if none, Residence 211South Main Street Hecton, Minnesota 55342
	(c)	Citizenship Minnesota
	(d)	Title of Class of Securities Common Stock
	(e)	CUSIP Number 422730 10 1

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
	(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
	(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).
	(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
	(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
	(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
	(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
(a)

Amount beneficially owned:  Mr. Sampson beneficially owns 387,585.124 shares of the outstanding common stock of the Issuer, which includes:  (i) 309,201 shares of common stock owned by Mr. Sampson individually; (ii) options held by Mr. Sampson and exercisable within 60 days of December 31, 2005 to purchase 49,500 shares of common stock; (iii) 7,653.645 shares of the Issuer held by Mr. Sampson through the Hector Communications Corporation Employee Stock Ownership Plan (“Hector ESOP”); (iv) 15,037 shares owned by Mr. Sampson’s spouse; (v) 4,243.479 shares of the Issuer held by Mr. Sampson through the Communications Systems, Inc. Employee Stock Ownership Plan (“CSI ESOP”); and (iv) 1,950 shares held by the Sampson Family Foundation, a charitable foundation of which Mr. Sampson is the sole trustee.  Mr. Sampson is also a trustee of each of the Hector ESOP and the CSI ESOP. Mr. Sampson disclaims any beneficial ownership of the shares of the Issuer owned by his spouse and disclaims beneficial ownership of any shares of the Issuer held by the Hector ESOP or the CSI ESOP in excess of the shares allocated to his ESOP accounts, which totaled 7,653.645 shares and 4,243.479 shares, respectively.  As of December 31, 2005, the Hector ESOP held 122,680 shares of the Issuer and the CSI ESOP held 32,580 shares of the Issuer.

(b)

Percent of class:  9.6% based on 3,971,327 shares of the Issuer’s common stock outstanding as of October 31, 2005 as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2005 and including all 387,585.124 shares that could be deemed to be beneficially owned by Mr. Sampson.  If all shares held by the Hector ESOP and the CSI ESOP allocated to accounts other than that of Mr. Sampson were included in the number of shares beneficially owned by Mr. Sampson, Mr. Sampson would hold 531,048 shares of the Issuer, or 13.2% based on 3,971,327 shares of the Issuer’s common stock outstanding as of October 31, 2005 as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2005.

(c) Mr. Sampson has the power to vote or dispose of the shares as follows:
(i) Sole power to vote or to direct the vote 372,548.124 (includes options held by Mr. Sampson and exercisable within 60 days of December 31, 2005 to purchase 49,500 shares of common stock).
(ii)

Shared power to vote or to direct the vote  15,037 (does not include an aggregate of 143,362.876 shares of the Issuer held by the Hector ESOP and the CSI ESOP and allocated to accounts other than that of Mr. Sampson)

(iii) Sole power to dispose or to direct the disposition of 372,548.124 (includes options held by Mr. Sampson and exercisable within 60 days of December 31, 2005 to purchase 49,500 shares of common stock)
(iv)

Shared power to dispose or to direct the disposition of  15,037 (does not include an aggregate of 143,362.876 shares of the Issuer held by the Hector ESOP and the CSI ESOP and allocated to accounts other than that of Mr. Sampson)

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following   ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person
Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
Not Applicable

Item 8.	Identification and Classification of Members of the Group
Not Applicable

Item 9.	Notice of Dissolution of Group
Not Applicable

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 13, 2006
Date
/s/ Curtis A. Sampson
Signature
Curtis A. Sampson
Name/Title